Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-196612

Supplementing the

Preliminary Prospectus Supplements dated June 9, 2014

(to Prospectus dated June 9, 2014)

PRICING TERM SHEET

Dated as of June 12, 2014

Verint Systems Inc.

5,000,000 Common Shares

and

$350,000,000 1.50% Convertible Senior Notes due 2021

The information in this pricing term sheet relates to offerings by Verint Systems Inc. of 5,000,000 shares of its common stock (the “Shares”) and its 1.50% Convertible Senior Notes due 2021 (the “Notes”) and should be read together with the applicable preliminary prospectus supplement dated June 9, 2014 (including the documents incorporated by reference therein and the base prospectus dated June 9, 2014 in respect thereof) relating to such offerings. The information in this pricing term sheet supersedes the information in the preliminary prospectus supplements to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

The offering of the Shares and the offering of the Notes are separate offerings that are being made pursuant to separate prospectus supplements. The closing of the offering of the Shares is not conditioned upon the closing of the offering of the Notes, and the closing of the offering of the Notes is not conditioned upon the closing of the offering of the Shares.

5,000,000 Common Shares

Issuer:	Verint Systems Inc.

NASDAQ Symbol:	VRNT

Shares Offered:	5,000,000 shares of common stock (excluding option to purchase 750,000 additional shares)

Price to Public:	$47.75 per share

Net Proceeds:	Approximately $230.69 million (or approximately $265.29 million if the underwriters exercise their option to purchase additional shares in full) after deducting underwriting discounts and commissions, but without giving effect to the cost of the convertible note hedge transactions, the proceeds from the warrant transactions or other offering expenses.

Closing Date:	June 18, 2014

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the Shares, together with proceeds from the Notes offering, to repay a portion of the outstanding indebtedness under the Issuer’s existing credit facilities and to pay the net cost of the convertible note hedge transactions related to the offering of Notes.

Joint Book-Running Managers:	Goldman, Sachs & Co. Deutsche Bank Securities Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC Barclays Capital Inc. Jefferies LLC

Co-Managers:	FBR Capital Markets & Co. Oppenheimer & Co. Inc. Imperial Capital, LLC

$350,000,000 1.50% Convertible Senior Notes due 2021

Issuer:	Verint Systems Inc.

NASDAQ Symbol:	VRNT

Securities Offered:	1.50% Convertible Senior Notes due 2021

Offering Size:	$350,000,000 aggregate principal amount (or $400,000,000 aggregate principal amount if the underwriters exercise their option to purchase additional Notes in full)

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discount:	2.125% of the principal amount

Net Proceeds:	Approximately $342.56 million (or $391.50 million if the underwriters exercise their option to purchase additional Notes in full) after deducting underwriting discounts and commissions, but without giving effect to the cost of the convertible note hedge transactions, the proceeds from the warrant transactions or other offering expenses.

Use of Proceeds:	The Issuer also intends to use approximately $13.7 million of the net proceeds from the Notes offering to pay the cost of the convertible note hedge transactions described below (after such cost is partially offset by the proceeds to the Issuer from the sale of the warrant transactions described below). The Issuer intends to use the remainder of the net proceeds from the Notes offering, together with the proceeds from the offering of Shares, to repay a portion of the outstanding indebtedness under its existing credit facilities. If the underwriters exercise their option to purchase additional Notes, the Issuer may sell additional warrants and use a portion of the proceeds from the sale of the additional Notes, together with the proceeds from the sale of the additional warrants, to enter into additional convertible note hedge transactions. See “Use of Proceeds” in the preliminary prospectus supplement for the Notes.

Maturity:	June 1, 2021, unless earlier purchased, redeemed or converted

Interest Rate:	1.50% per annum payable semiannually in arrears in cash

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2014

No Redemption:	The Issuer may not redeem the Notes prior to the maturity date. No sinking fund is provided for the Notes.

Convertible Note Hedge and Warrant Transactions:	In connection with the pricing of the Notes, the Issuer is entering into convertible note hedge transactions with one or more financial institutions, including certain of the underwriters or their affiliates (the “Option Counterparties”). The Issuer is also entering into warrant transactions with the Option Counterparties. The convertible note hedge transactions are expected to reduce potential dilution to the Issuer’s common stock and/or offset potential cash payments in excess of the principal amount of converted Notes upon any conversion of Notes. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of the Issuer’s common stock exceeds the applicable strike price of the warrants. If the underwriters exercise their option to purchase additional Notes, the Issuer may enter into additional convertible note hedge transactions and additional warrant transactions.

NASDAQ Last Reported Sale Price on June 12, 2014:	$48.28 per share of the common stock

Initial Conversion Rate:	15.5129 shares of common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $64.46 per share of common stock

Conversion Premium:	Approximately 35% above the Price to Public of the Shares

Make-Whole Premium Upon Conversion Upon a Make-Whole Adjustment Event:	If certain corporate events as described in the preliminary prospectus supplement for the Notes occur at any time prior to the maturity date, each of which is referred to as a “make-whole adjustment event,” the conversion rate for any Notes converted following such make-whole adjustment event will, in certain circumstances and for a limited period of time, be increased by a number of additional shares of common stock. The number of additional shares will be determined by reference to the following table and is based on the effective date of such make-whole adjustment event and the applicable “stock price” (as defined in the preliminary prospectus supplement for the Notes) per share of common stock for the make-whole adjustment event:

	Stock Price
Effective Date	$47.75	$54.00	$60.00	$64.46	$70.00	$75.00	$85.00	$105.00	$130.00	$165.00	$205.00	$250.00
June 18, 2014	5.4295	4.2375	3.3793	2.8822	2.3881	2.0311	1.4972	0.8613	0.4616	0.2023	0.0748	0.0159
June 1, 2015	5.4295	4.3054	3.3975	2.8749	2.3590	1.9888	1.4413	0.8032	0.4154	0.1735	0.0595	0.0096
June 1, 2016	5.4295	4.3431	3.3809	2.8314	2.2933	1.9111	1.3535	0.7225	0.3560	0.1392	0.0429	0.0038
June 1, 2017	5.4295	4.3432	3.3211	2.7432	2.1834	1.7908	1.2291	0.6188	0.2863	0.1034	0.0277	0.0004
June 1, 2018	5.4295	4.2633	3.1747	2.5677	1.9890	1.5910	1.0383	0.4752	0.1988	0.0633	0.0126	0.0000
June 1, 2019	5.4295	4.0035	2.8499	2.2213	1.6385	1.2515	0.7431	0.2849	0.1011	0.0273	0.0021	0.0000
June 1, 2020	5.4295	3.5567	2.2995	1.6447	1.0744	0.7266	0.3310	0.0772	0.0216	0.0055	0.0000	0.0000
June 1, 2021	5.4295	3.0056	1.1538	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•   between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•   in excess of $250.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•   less than $47.75 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, the Issuer may not increase the conversion rate to more than 20.9424 shares per $1,000 principal amount of Notes, though the Issuer will adjust such number of shares for the same events for which the Issuer must adjust the conversion rate as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement for the Notes.

Trade Date:	June 13, 2014

Settlement Date:	June 18, 2014

CUSIP/ISIN:	92343X AA8 / US92343XAA81

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC Barclays Capital Inc. HSBC Securities (USA) Inc.

Pro Forma Ratio of Earnings to Fixed Charges

Because the proceeds of the Notes offering will be used to repay indebtedness and the Issuer’s ratio of earnings to fixed charges would change by ten percent or more, the Issuer’s pro forma ratios of earnings to fixed charges and earnings to fixed charges and preference security dividends for the periods indicated are presented below. The disclosure in the Preliminary Prospectus Supplement is supplemented by the following:

	Three Months Ended April 30, 2014	Fiscal Year Ended January 31, 2014
Pro forma ratio of earnings to fixed charges (1)	(A)	3.5x
Pro forma ratio of earnings to fixed charges and preference security dividends (1)	(A)	3.5x

(1)	The pro forma ratios of earnings to fixed charges and earnings to fixed charges and preference security dividends reflect the assumed issuance of the Notes offered hereby on the first day of the applicable period and the use of proceeds therefrom to repay a portion of the outstanding indebtedness under the Issuer’s existing credit facilities, as described in “Use of Proceeds.” The pro forma ratios also reflect amortization of deferred financing costs and cash interest payments that the Issuer would have paid on the Notes. Accordingly, these pro forma ratios do not reflect the additional interest expense the Issuer would have incurred for accounting purposes as a result of separating the Notes into liability and equity components and amortizing the deemed debt discount into interest expense over the term of the notes in accordance with ASC 470-20.
(A)	Pro forma earnings were insufficient to cover pro forma fixed charges for this period. The amount of the coverage deficiency was $11.2 million. The Issuer had no outstanding preferred stock during the three months ended April 30, 2014, so the pro forma fixed charges and preference security dividends coverage deficiency for that period is identical to the coverage deficiency for pro forma fixed charges.

The Issuer has filed a registration statement, including a prospectus, and preliminary prospectus supplements with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplements in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus, the preliminary prospectus supplements, and the final prospectus supplements when available, may be obtained by contacting, in respect of the Shares offering, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, by calling 866-471-2526, or by emailing prospectus-ny@ny.email.gs.com, or, in respect of the Notes offering, by contacting Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, by calling toll-free (800) 503-4611, or by emailing prospectus.CPDG@db.com.

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